As filed with the Securities and Exchange Commission on May 13, 2004.

                                                           File No. 070-______
                     SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                              FORM U-1 APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                             CINERGY SERVICES, INC.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name of company filing this statement
                   and address of principal executive offices)

                                  CINERGY CORP.

                    (Name of top registered holding company)

                                  Lynn J. Good
                          Vice President and Controller
                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                    (Names and address of agent for service)



                The Commission is requested to mail copies of all
                   orders and notices and otherwise direct any
                  other communications in connection with this
                                 matter to:

George Dwight II                                Barry F. Blackwell
Associate General Counsel                       Director, Management Reporting
Cinergy Corp                                    & Cost Accounting
139 E. 4th Str., 25AT2                          Cinergy Corp.
Cincinnati, Ohio 45202                          1000 East Main Str.
513-287-2643                                    Plainfield, Indiana 46168
513-287-3810 (f)                                317-838-6993
gdwight@cinergy.com                             317-838-4092 (f)
-------------------
                                                bblackwell@cinergy.com

                           William C. Weeden
                           Skadden Arps Slate Meagher & Flom
                           Washington, D.C.  20005
                           202-371-7877 (ph)
                           202-371-7012 (f)
                           wweeden@skadden.com
                           -------------------



Item 1.  Description of Proposed Transactions

         A.       Introduction

         Cinergy Services, Inc. ("Cinergy Services"), a service company subsidiary of Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby requests a waiver with respect to Rule 93 under the Act and the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies promulgated thereunder, 17 C.F.R. ss. 256 (the "SEC System of Accounts"), so that Cinergy Services may utilize the chart of accounts ("FERC Chart of Accounts") specified in the Federal Energy Regulatory Commission's ("FERC") Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to Provisions of the Federal Power Act, 18 C.F.R. ss. 101 ("FERC System of Accounts"), in lieu of utilizing the respective accounts ("SEC Chart of Accounts") specified in the SEC System of Accounts. Cinergy Services also requests authorization to amend its existing service agreements to make conforming textual revisions.

         Except to the limited extent described in the preceding paragraph, Cinergy Services will continue fully to comply with the requirements of Rule 93 and the SEC System of Accounts as well as all other applicable requirements under the Act. As explained below, Cinergy Services' proposed adoption of the FERC Chart of Accounts -- which contain additional accounts relevant to Cinergy Services' functions not included within the SEC Chart of Accounts -- will permit the Cinergy holding company system to realize process improvements and efficiencies in its accounting system.

         The Commission has granted similar authority with respect to numerous other registered holding company systems.1

         B.       Cinergy Services; Reasons for Proposed Change

         Cinergy Services was formed and received Commission authorization to act as a service company subsidiary for the Cinergy holding company system in connection with the merger that created that holding company system (the "Cinergy System" or "System").2 Cinergy Services renders its services pursuant to separate Commission-approved service agreements with Cinergy's utility and nonutility subsidiaries, respectively (the "Utility Services Agreement" and the "Nonutility Services Agreement;" collectively, the "Service Agreements").3

         The Cinergy System intends to implement a new accounting and reporting system in early 2005. In connection therewith, the multiple charts of accounts now in use throughout the System would be consolidated into a single chart of accounts. Currently, the System maintains multiple charts of account, including the FERC Chart of Accounts (for certain of Cinergy's FERC-jurisdictional companies) and the SEC Chart of Accounts (for Cinergy Services). The decision to consolidate the various chart of accounts into a single chart of accounts reflects Cinergy's view of industry "best practices" and is expected to yield a number of System benefits, including (i) internal process improvements, (ii) standardization and streamlining of processes, and (iii) enhancement of reporting system performance.

         The SEC System of Accounts requires that mutual service companies and subsidiary service companies (collectively, "service companies") use the SEC Chart of Accounts for record keeping and reporting. For example, the SEC System of Accounts requires all operating and maintenance expenses to be recorded in accounts 920 to 932 (Administrative and General ("A&G") Expenses). The FERC System of Accounts requires that public utilities subject to the jurisdiction of the FERC and licensees holding licenses issued by the FERC use the FERC Chart of Accounts for record keeping and reporting. While the FERC System of Accounts generally includes the same A&G accounts as the SEC, the FERC Chart of Accounts is much broader, including, for example, "functionalized" operation and maintenance accounts (e.g., accounts 500 to 515 (Electric Production - Steam), 560 to 574 (Electric Transmission), 580 to 598 (Electric Distribution), 870 to 894 (Gas Distribution), 901 to 905(Customer Accounts), 906 to 910 (Customer Service), 911 to 917 (Sales), etc.).

         Service companies traditionally provided administrative and support services, the costs of which would fall into the category of A&G expenses. However, based on the economies and efficiencies to be gained by pooling various functions into one entity, service companies today often provide other non-A&G services. In the present case, Cinergy Services provides its associate companies both administrative services (e.g., executive, accounting, legal, etc.) and non-administrative services (e.g., customer relations (including call center, billing, etc.) and engineering (including production, transmission and distribution)).

         Due to the requirements of the SEC System of Accounts (to record and report costs in A&G accounts for service companies) and those of the FERC System of Accounts (to record and report functionalized costs in non-A&G accounts for FERC-jurisdictional entities covered thereby), the Cinergy System currently maintains a duplicative set of account rollup structures in order to facilitate proper reporting for both SEC and FERC purposes.

         As discussed above, Cinergy Services' proposed utilization of the FERC Chart of Accounts, in replacement of its use of the SEC Chart of Accounts, will enable the Cinergy System, among other benefits, to streamline its accounting processes and reduce multiple accounting system rollup structures. This proposed change is an account-record keeping and reporting presentation change only (no additional functions or costs will be processed through Cinergy Services as a result thereby) and will provide greater transparency in regard to SEC and FERC regulated accounting presentations.4

         Included herewith as Exhibit H are examples of the current and proposed account rollup structure for four different types of costs that will be impacted by the proposed change. Reference is also made to Exhibit I for a comparative income statement indicating in illustrative form the changes these examples would have had on Cinergy Services' comparative income statement included in its Form U-13-60 Annual Report for the year ended December 31, 2003.

C.       Requested Authorization

         Cinergy Services requests Commission authorization to utilize the FERC Chart of Accounts, instead of the SEC Chart of Accounts, for all purposes for which Cinergy Services would otherwise use the SEC Chart of Accounts (e.g., recording and reporting costs of Cinergy Services' operations) and to that end requests a waiver under Rule 93 and the SEC System of Accounts. Except as noted in the preceding sentence, Cinergy Services will continue fully to comply with the requirements of Rule 93 and the SEC System of Accounts and all other applicable requirements under the Act. Cinergy Services also requests authorization to amend the Service Agreements to make conforming language changes.5


Item 2.  Fees, Commissions and Expenses

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by Cinergy Services or any associate company thereof in connection with the proposed transactions are estimated not to exceed approximately $3,000, consisting chiefly of fees for outside legal counsel.


Item 3.  Applicable Statutory Provisions

         Section 13 of the Act and Rules 54 and 93 thereunder are applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

         Cinergy's aggregate investment in EWGs and FUCOs currently exceeds the "safe harbor" afforded by Rule 53(a). At March 31, 2004, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $818 million. At March 31, 2004, Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,536 million. Accordingly, at March 31, 2004, Cinergy's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

         However, the Commission issued an order in May 2001 (HCAR No. 27400, May 18, 2001 (the "May 2001 Order")) authorizing Cinergy to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $2,000,000,000, excluding certain restructuring investments as provided therein.6 Accordingly, at March 31, 2004, Cinergy had all requisite authority under the Act for an aggregate investment totaling $3,536 million. Therefore, although Cinergy's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level of the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. At December 31, 2000, the most recent period for which financial statement information was evaluated in the May 2001 Order, Cinergy's consolidated capitalization consisted of 40.4% equity and 59.6% debt. At March 31, 2004, Cinergy's consolidated capitalization consisted of 41.3% equity and 58.7% debt. Further, at December 31, 2003, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Under the June 2000 Cinergy Financing Order, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment. At March 31, 2004, Cinergy's consolidated common equity ratio was 42.0%.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

Item 4.  Regulatory Approval

         No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.7

Item 5.  Procedure

         Applicant requests that the Commission publish the public notice with respect to this application as soon as practicable and issue an order as soon as practicable following expiration of the public notice period granting and permitting this Application to become effective.

         Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

         A-1      Inapplicable

         B-1      Form of Proposed Amended Utility Service Agreement

         B-2      Form of Proposed Amended Nonutility Service Agreement

         C        Inapplicable

         D        Inapplicable

         E        Inapplicable

         F        Preliminary opinion of counsel

         G        Form of public notice

         H        Cost Examples

         I        Pro Forma Comparative Income Statement of Cinergy Services

         (b)      Financial Statements - Not applicable


Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has duly caused this application to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated:  May 13, 2004



                                                 CINERGY SERVICES, INC.


                                            By: /s/Lynn J. Good
                                                Lynn J. Good
                                                Vice President and Controller

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1 See Energy East Corp., et al., HCAR No. 27729, Sept. 30, 2003; Great Plains
Energy Inc., et al., HCAR No. 27662, March 31, 2003; CP&L Energy, Inc., HCAR No. 27284, Nov. 27, 2004.

2 See Cinergy Corp., HCAR No. 26146, Oct. 21, 1994 (the "Merger Order"). Cinergy directly or indirectly owns all the outstanding common stock of five public utility companies, the most significant of which are PSI Energy, Inc. ("PSI"), an Indiana electric utility, and The Cincinnati Gas & Electric Company ("CG&E"), a combination Ohio electric and gas utility and holding company. PSI and CG&E (including the utility subsidiaries of CG&E, the most significant of which is The Union Light, Heat and Power Company, a Kentucky combination electric and gas utility) collectively provide electric and gas service to approximately 1.6 million retail and wholesale customers in parts of Indiana, Ohio and Kentucky. (One of those public utility subsidiaries, Lawrenceburg Gas Company, is in the process of being sold to a non-affiliate. See File No. 70-10224.) The Cinergy System also includes numerous nonutility subsidiaries engaged in energy-related businesses and other nonutility businesses authorized under the Act, by Commission order or otherwise.

3 The Service Agreements were approved by the Commission in the Merger Order. In 1997, the Commission authorized an amendment to the Nonutility Services Agreement pursuant to which Cinergy Services was authorized to provide an expanded roster of services to nonutility associate companies (see Cinergy Corp., et al., HCAR No. 26662, Feb. 7, 1997).

4 By implementing this change, the Cinergy System's FERC reporting will not change; rather, Cinergy Services' reporting will be modified to include FERC functionalized accounts.

5 Included herewith as Exhibits B-1 and B-2 are proposed forms of the amended Utility and Nonutility Service Agreements (see Section 4.1 of each Agreement, which has been revised to implement the proposed transactions).

6 The May 2001 Order reserved jurisdiction over, and excluded from the aggregate investment limitation described in the text, Cinergy's proposal regarding the potential transfer of CG&E's and PSI's generating assets to one or more EWG affiliates and Cinergy's proposed aggregate investment therein, which would not exceed the net book value of such generating assets at the time of transfer.

7 Pursuant to Section 8-1-2-49 of the Indiana Code (concerning certain contracts between Indiana utilities and affiliates), PSI filed with the Indiana Utility Regulatory Commission ("IURC") the proposed form of amendment to the Utility Service Agreement relating to the proposed transactions. Although the proposed amendment was required to be filed with the IURC before becoming effective, no IURC action to approve the amended contract is required or anticipated.